SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                          Information Resources, Inc.
                                (Name of Issuer)

                               (Amendment No. 1)*

                                  Common Stock
                         (Title of Class of Securities)

                                   456905108
                     (CUSIP Number of Class of Securities)

                              Sterling S. Hathaway
                             Chapman Capital L.L.C.
                            Pacific Corporate Towers
                             222 N. Sepulveda Blvd.
                          El Segundo, California 90245
                                 (310) 662-1900
              ____________________________________________________
          (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)


                                 March 07, 2003
              ____________________________________________________
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chap-Cap Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,220,558

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,220,558

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,220,558

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.1%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  PN

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chapman Capital L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)       [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,220,558

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,220,558

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,220,558

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.1%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  OO

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert L. Chapman, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                  N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,220,558

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,220,558

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,220,558

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.1%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN

     This Schedule 13D Amendment is being filed on behalf of Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with Chap-Cap and Chapman Capital, the "Reporting Persons"). This Schedule 13D Amendment relates to the common stock, no par value per share, of Information Resources, Inc., a Delaware corporation (the "Issuer" or "Company") as of March 7, 2003. Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. Chapman Capital is the investment manager and adviser to, and general partner of, Chap-Cap. Chap-Cap directly owns the Common Stock beneficially owned by the Chapman Reporting Persons and to which this Schedule 13D Amendment relates, and the other Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by Chap-Cap to vote and to dispose of the securities held by Chap-Cap, including the Common Stock. By this Schedule 13D Amendment, the Reporting Persons hereby amend the Schedule 13D originally filed on February 14, 2003 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 1.  Security and Issuer

     This statement on Schedule 13D Amendment relates to the Common Stock of the Company. The address of the principal executive officers of the Company is 150 North Clinton Street, Chicago, IL 60661.

ITEM 2.  Identity and Background

     (a) This statement is being filed by Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr. (collectively, the "Reporting Persons").

     (b) The address of the principal business and principal office of Chap-Cap, Chapman Capital and Robert L. Chapman, Jr. is Pacific Corporate Towers, 222 N. Sepulveda Blvd., El Segundo, California 90245.

     (c) Chap-Cap's present principal business is investing in marketable securities. Chapman Capital's present principal business is serving as the General Partner of Chap-Cap. Robert L. Chapman, Jr.'s present principal occupation is serving as Managing Member of Chapman Capital.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Robert L. Chapman, Jr. is a citizen of the United States.


ITEM 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by the Reporting Persons in making their purchases of the shares of Common Stock beneficially owned by them are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $1,786,598

ITEM 4.  Purpose of Transaction

     The purpose of the acquisition of the securities of the Company beneficially owned by Chap-Cap was to acquire such securities in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

     Immediately  following  the Reporting  Persons'  February 14, 2003 original
Schedule 13D filing regarding the Issuer ("the Original Schedule 13D Filing"), Chapman Capital received numerous unsolicited communications from other institutional and retail shareholders of the Issuer expressing their support for an upgrade in the management of the Issuer. In addition, Chapman Capital received unsolicited inquiries from prospective strategic and financial acquirers of the Issuer. During one of these conversations, the option of Chap-Cap exchanging its equity stake in the Issuer for an equity interest in a new acquisition vehicle was discussed. The Reporting Persons have made no final determination as to whether Chap-Cap would enter into such a direct alliance with a prospective acquirer of the Issuer.

     Approximately two weeks following the Original Schedule 13D Filing demanding the sale of the Issuer, the Company announced that it had retained the investment banking firm William Blair & Company, L.L.C. to assist the Company in its exploration of strategic options. As a result of such announcement, the Reporting Persons are considering various strategic options involving the Issuer and related parties thereto. The reporting requirements of SEC Rule 13d-2(a) could require that the Reporting Persons make public disclosures during the planning and implementation of aforementioned strategic options. In order to extricate the Reporting Persons from such reporting requirements during this period, Chapman Capital determined it prudent to reduce Chap-Cap's interest in the Issuer significantly below the 5% reporting threshold. Based on various factors, including but not limited to the trading prices of the Issuer's Common Stock and the performance of the Issuer's highly-criticized management and board of directors, the Reporting Persons once again may increase their ownership of the Issuer's Common Stock.

     Mr. Chapman has spoken to all but one of the Issuer's Board members during the three weeks since the Original Schedule 13D Filing. The Reporting Persons find it curious that the one director who has not returned Mr. Chapman's telephone calls is none other than Thomas W. Wilson, Jr., the individual arguably most responsible for what the Reporting Persons believe was the asinine decision to employ Mr. Joseph Durrett as the Issuer's Chief Executive Officer in the first place. Furthermore, the Reporting Persons have become dismayed after developing the opinion that Issuer long-time director Leonard M. Lodish may be influenced more by his desire to perpetuate a career in multiple-board directorships (e.g., Information Resources, Inc., Franklin Electronic Publishers, Incorporated, J&J Snack Foods Corporation, formerly of DecisionOne Holdings Corp. - filed for Chapter 11 bankruptcy in February 2000) than honoring his fiduciary duties to the Issuer's owners/shareholders. Since the year in which Mr. Lodish became a director of the Issuer (1985), the Issuer's Common Stock share price has disintegrated by over 90%. The Reporting Persons do not believe that it is a coincidence that Messrs. Wilson and Lodish seem to be the most intransigent supporters of Mr. Durrett after having negotiated consulting agreements with the Company paying them $80,250 and $62,833 respectively in 2001.

     In addition, the Reporting Persons were disconcerted to discover that one individual who was believed to serve as a director of the Issuer's Board in fact had tendered his resignation prior to the Original 13D Filing. However, despite the fact that the Issuer had announced this director's election to the Issuer's Board via press release on March 16, 1994, the Reporting Persons find it suspicious that the Issuer apparently did not find it equally material to disclose through any medium that he had resigned from it.

     The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions. However, it should not be assumed that such members will take any of the foregoing actions. The members of the Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Company.

     The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.

     The Reporting Persons are engaged in the investment business. In pursuing this business, Chapman Capital personnel analyze the operations, capital structure and markets of companies, including the Company, on a daily basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, Chapman Capital analysts may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, such matters as disposing of or selling all or a portion of the Company or acquiring another Company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

     Except as set forth above and in Exhibit B, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of such members may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5.  Interest in Securities of the Issuer

     (a) Together, the Reporting Persons beneficially own a total of 1,220,558 shares of Common Stock constituting 4.1% of all of the outstanding shares of Common Stock.

     (b) The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

     (c) The following transactions were effected by the Reporting Persons since the date of the Original Schedule 13D Filing:

                               Amount of Shares   Approximate Price per Shares
Date        Security           Bought/(Sold)      (inclusive of commissions)
-----       ---------          ----------------   ---------------------------
02/14/03    Common Shares      20,000             $1.47
02/14/03    Common Shares      10,000             $1.53
02/14/03    Common Shares      (4,000)            $1.45
02/14/03    Common Shares     (10,000)            $1.57
02/21/03    Common Shares      103,900            $1.50
02/26/03    Common Shares      (8,900)            $1.68
02/26/03    Common Shares      (2,500)            $1.68
02/27/03    Common Shares     (165,800)           $1.71
02/28/03    Common Shares     (114,200)           $1.69
03/05/02    Common Shares     (16,400)            $1.67
03/07/03    Common Shares     (255,801)           $1.68

     The above transactions were effected by the Reporting Persons on the NASDAQ National Market.

     Except as set forth above and those previously reported on Schedule 13D, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

     (e) As of March 5, 2003, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer's Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Not applicable.

ITEM 7.  Material to be Filed as Exhibits

     Exhibit A - Joint Filing Agreement, dated as of February 14, 2003, by and among the members of the Reporting Persons (previously filed with the Original
Schedule 13D Filing).

     Exhibit B - Letter from Robert L. Chapman, Jr., as Managing Member of Chapman Capital L.L.C., to Mr. Joseph P. Durrett of the Company, dated February 13, 2003 (previously filed with the Original Schedule 13D Filing).

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: March 10, 2003                   CHAP-CAP PARTNERS, L.P.
                                        By: Chapman Capital L.L.C.,
                                            as General Partner

                                        By: /s/ Robert L. Chapman, Jr.
                                            --------------------------
                                            Name:  Robert L. Chapman, Jr.
                                            Title: Managing Member


Dated: March 10, 2003                   CHAPMAN CAPITAL L.L.C.


                                        By: /s/ Robert L. Chapman, Jr.
                                            --------------------------
                                            Name:  Robert L. Chapman, Jr.
                                            Title: Managing Member



Dated: March 10, 2003


                                            /s/ Robert L. Chapman, Jr.
                                             --------------------------
                                                Robert L. Chapman, Jr.